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81-3-5251-0201

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January 15, 2004

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Optical Co., Ltd.
<u>Rule 12g3-2(b) File No. 82-3326</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith are two English language press releases issued by the Company on December 11, 2003. Additionally, between November 26, 2003 and December 25, 2003, the Company issued six press releases in Japanese without preparing English translations. We have therefore furnished English summaries of these Japanese language press releases below:

- Press release, dated November 26, 2003, regarding the introduction of the "OLS3000" confocal laser scanning microscope
- Press release, dated November 27, 2003, regarding the hosting by the Company of a seminar on micro electro mechanical systems
- Press release, dated December 2, 2003, regarding the implementation of an internal program for the certification and labeling of environmentally conscious products

dlw 1/20

- Press release, dated December 3, 2003, regarding the introduction of the "FLUOVIEW FV1000" confocal laser scanning microscope

- Press release, dated December 15, 2003, regarding the introduction of the "Snap Card Paper" inkjet printer paper for the creation of identification cards

- Press release, dated December 25, 2003, regarding the achievement of ISO 14001 certification by Olympus Logistics Ltd., an affiliate of the Company

Further, on December 15, 2003, the Company issued, for distribution to shareholders, an Interim Business Report in Japanese without preparing an English translation. We have therefore furnished an English summary of the Interim Business Report below:

- Interim Business Report for the six months ended September 30, 2003, as issued by the Company on December 15, 2003 for distribution to shareholders, which includes:

  - Basic corporate data

  - Message to shareholders from Tsuyoshi Kikukawa, President and Representative Director of the Company

  - Historical movements of major financial indices

  - Discussion of overall and segment business results

  - Interview with Masaaki Terada, Director and Managing Executive Officer of the Company

  - Discussion of the Company's environmental initiatives

  - Interim consolidated and unconsolidated financial statements

  - List of directors, corporate auditors and executive officers

Finally, on December 29, 2003, the Company filed, in Japanese without preparing an English translation, an Interim Securities Report with the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. We have therefore furnished an English summary of the Interim Securities Report below:

- Interim Securities Report for the six months ended September 30, 2003, as filed on December 29, 2003 with the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan, which includes:

I. Corporate information

A. Corporate overview
1. Historical movements of major financial indices
2. Overview of business
3. Associated companies
4. Employee information

B. Business
1. Business results
2. Production, orders and sales
3. Management issues
4. Material contracts
5. Research and development activities

C. Capital assets
1. Important capital assets
2. Plans for acquisition or disposition of capital assets

D. Company information
1. Share information
2. Changes in share price
3. Directors, corporate auditors and executive officers

E. Financial information
1. Consolidated financial information
2. Unconsolidated financial information

F. Reference materials

G. Information on Guarantors (none)

H. Audit reports

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,

Masahisa Ikeda

Masahisa Ikeda

Enclosures

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

December 11, 2003

OLYMPUS INTRODUCES 'DESIGNED FOR DIGITAL' MACRO FLASH SYSTEM LINE-UP FOR OLYMPUS E-SYSTEM SLR CAMERAS

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of the RF-11 Ring Flash and TF-22 Twin Flash for macro flash photography with Olympus E-System 'designed for digital' SLR cameras. Both flash units are scheduled to go on sale on late February 2004.

The new RF-11 Ring Flash and TF-22 Twin Flash are macro flash units that have been specifically designed for use with the Olympus E-System. Like the rest of the E-System, they support Four Thirds System standard for digital SLR systems with 'designed for digital' interchangeable lenses. With their versatile macro flash capabilities they are an excellent choice for use with the ZUIKO DIGITAL 14~54mm F2.8~3.5 lens, which offers a minimum shooting distance of 22cm at any zoom setting, or the ZUIKO DIGITAL ED50mm F2 Macro lens, which offers maximum magnification that is equivalent to 1:2 on a conventional 35mm film camera.

Product Name	MSRP (excluding tax)	Launch Date
Ring Flash RF-11	¥35,000	Late Feb. 2004
Twin Flash TF-22	¥56,000	Late Feb. 2004
Ring Flash Set SRF-11 (includes RF-11 & FC-1)	¥74,000	Late Feb. 2004
Twin Flash Set STF-22 (includes TF-22 & FC-1)	¥95,000	Late Feb. 2004
Flash Adapter Ring FR-1	¥12,500	Late Feb. 2004



Ring Flash RF-11



Twin Flash TF-22

Main Features

RF-11 Ring Flash

- A ring flash unit that offers even illumination when used with the FC-1 macro flash controller.
- Can be attached to the ZUIKO DIGITAL ED50mm F2.0 Macro lens by using the FR-1 flash adapter ring.
- Can be attached to the ZUIKO DIGITAL 14~54mm F2.8~3.5, ZUIKO DIGITAL ED 50-200mm F2.8-3.5 zoom lens via the lens hood bayonet mount.

TF-22 Twin Flash

- A twin flash unit for macro shooting. Designed for use with the FC-1 macro flash controller, the flash heads can be fired separately or together. When fired together, left/right balance can be precisely controlled. Diffusers are also included for each head.
- Offers TTL auto flash and manual flash capability when used with the FC-1 macro flash controller.
- Equipped with an SR-1 shoe ring for individual control of flash head position and angle.
- Can be attached to the ZUIKO DIGITAL ED50mm F2.0 Macro lens by using the FR-1 flash adapter ring.
- Can be attached to the ZUIKO DIGITAL 11~22mm F2.8~3.5, ZUIKO DIGITAL 14-54mm F2.8-3.5, ZUIKO DIGITAL ED 50-200mm F2.8-3.5 zoom lens via the threaded lens filter mount.

SRF-11 Ring Flash Set

- A set consisting of the RF-11 ring flash and FC-1 macro flash controller.
- Includes a case that accommodates both flash and controller units.

STF-22 Twin Flash Set

- A set consisting of the TF-22 twin flash and the FC-1 macro flash controller.
- Includes a case that accommodates all three set components.

FC-1 Macro Flash Controller*

- Attaches to the E-1 digital SLR's hot shoe; used to control the RF-11 ring flash and TF-22 twin flash.
- Can use flash high voltage set SHV-1.

* Not sold separately; available only as a part of the SRF-11 ring flash set or STF-22 twin flash set.

FR-1 Flash Adapter Ring

- Allows the RF-11 ring flash or TF22 twin flash to be attached to the ZUIKO DIGITAL ED50mm F2.0 macro lens.

Ring Flash RF-11 Specification

Controller		Macro Flash Controller FC-1
Characteristic of emission (with Macro Flash Controller FC-1)	Guide numbers (ISO100)	GN11
	Flash Mode	TTL AUTO (GN0.7-11control with 1/8EV step)

		Manual (GN0.7-11 control with 1/3EV step)
Firing angle		Up-down, Left-right 85-degrees
Mounting		Bayonet
Available lenses	ZUIKO DIGITAL ED 50mm F2.0 Macro	YES (using Flash Adopter Ring FR-1 optional)
	ZUIKO DIGITAL 14-54mm F2.8-3.5	Yes
	ZUIKO DIGITAL ED 50-200mm F2.8-3.5	Yes
Illuminator		built in four lamps
Size		120mm(W) x 135mm(H) x 24mm(D)
Weight		145g
Code length		about 190 mm

Twin Flash TF-22 Specification

Controller		Macro Flash Controller FC-1
Characteristic of emission (with Macro Flash Controller FC-1)	Guide numbers (ISO100)	One flash: GN16 Two flashes: GN22
	Flash Mode	TTL AUTO (GN0.7～16 control with 1/8EV step) Manual (GN0.7～16 control with 1/3EV step)
	Ratio between their light intensities	You can adjust the ratio between their light intensities with 1/3EV step. left: right 1:8-1:1-8:1 You can fire only one flash.
Firing angle		Up down 50deg. Left-right 55deg. (single flash)
Mounting		Using Shoe Ring SR-1 (including) 67 or 72mm Screwing to the filter mount thread
Available lenses	ZUIKO DIGITAL 11-22mm F2.8-3.5	Yes
	ZUIKO DIGITAL ED 50mm F2.0 Macro	Yes (using Flash Adopter Ring FR-1 optional)
	ZUIKO DIGITAL 14-54mm F2.8-3.5	Yes
	ZUIKO DIGITAL ED 50-200mm F2.8-3.5	Yes
Illuminator		built in four lamps

Others.	including diffuser
Size	TF-22 (single flash) : 73mm(W) x 50mm(H) x 39mm(D) SR-1 : 146.5mm(W) x 100mm(H) x 22.5 mm (D)
Weight	TF-22(single flash) : 105g SR-1 : 95g
Code length	about 190 mm

Macro Flash Controller FC-1 Specification

Illumination unit	Ring Flash RF-11 Twin Flash TF-22		
Using Ring Flash RF-11	Characteristic of emission	Guide numbers (ISO100)	GN11
		Flash Mode	TTL AUTO (GN0.7-11control with 1/8EV step) Manual (GN0.7-11 control with 1/3EV step)
Using Twin Flash TF-22	Characteristic of emission	Guide numbers (ISO100)	One flash:GN16 Two flashes:GN22
		Flash Mode	TTL AUTO (GN0.7～16 control with 1/8EV step) Manual (GN0.7～16 control with 1/3EV step)
		Ratio between their light intensities	You can adjust the ratio between their light intensities with 1/3EV step. left:right 1:8-1:1-8:1 You can fire only one flash.
Batteries	AA alkaline dry cell batteries (LR6 type) AA lithium batteries (FR6 type) AA Ni-Mn batteries (ZR6 type) Lithium battery packs (CR-V3) AA Ni-cd batteries AA Ni-Mh batteries High Voltage Pack HV-1		
Size	78mm(W) x 141mm(H) x 119mm(D)		
Weight	320g (without battery)		

Flash Adapter Ring FR-1

Mounting Method	One-touch lock
Size	ϕ82×60mm
Weight	125g

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

December 11, 2003

OLYMPUS INTRODUCES 'DESIGNED FOR DIGITAL' ZUIKO DIGITAL 11~22mm F2.8~3.5 WIDE-ANGLE ZOOM LENS FOR OLYMPUS E-SYSTEM SLR CAMERAS

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of the ZUIKO DIGITAL 11~22mm (22~44mm) F2.8~3.5 interchangeable lens for the Olympus E-System, which complies with the new Four Thirds System standard. The lens is scheduled to go on sale in late February 2004.

The new ZUIKO DIGITAL 11~22mm (22~44mm) F2.8~3.5 is an interchangeable wide-angle zoom lens for the digital SLR Olympus E-System based on the Four Thirds System Standard. It joins the Olympus E-System line-up that was introduced in October 2003, which includes the E-1 professional-use SLR camera body and four interchangeable lenses: the ZUIKO DIGITAL 14~54mm (28~108mm) F2.8~3.5, ZUIKO DIGITAL ED50~200mm (100~400mm) F2.8~3.5, ZUIKO DIGITAL ED50mm (100mm) F2.0 Macro, and ZUIKO DIGITAL ED300mm (600mm) F2.8. Now, the introduction of this new lens adds 11mm (22mm) ultra-wide-angle shooting at F2.8 to the Olympus E-System's already impressive capabilities.

Note: Figures in parentheses (   ) indicate equivalent focal length for a 35mm film camera lens.

Product Name	MSRP (excluding tax)	Launch Date	Monthly Production
ZUIKO DIGITAL 11~22mm F2.8~3.5	¥106,000	Late Feb. 2004	2,000 units



「ZUIKO DIGITAL 11-22mmF2.8-3.5」

MAIN FEATURES

Dedicated Digital Design Ensures Excellent Quality Even at Image Periphery

Thanks to the lens' wide-angle dedicated digital design, light strikes every sensor element of the camera's CCD at a near perpendicular angle, ensuring that quality is as high at the periphery as it is at the center of the image.

Bright, F2.8~3.5 High-Performance Zoom

A large, F2.8 aperture ensures class-leading brightness even when taking ultra-wide-angle photos at 11mm.

Two Glass Aspherical Lens Elements for Outstanding Sharpness

A large-diameter glass aspherical lens element helps correct distortion, while a glass element that is aspherical on both surfaces significantly reduces spherical aberration and coma aberration for sharp imaging.

New Multi-coating Reduces Ghosting and Flaring

The ghosting and flaring that can occur with wide-angle lenses are minimized by a new type of multi-coating that reduces reflection at a wide range of wavelengths.

Advanced New 'Floating' Mechanism

A newly developed 'floating' mechanism is incorporated into the focusing system to allow close-up shooting from a distance of 28cm at any zoom setting. In addition, lens action is also exceptionally smooth across the entire focusing range.

Dust and Water Droplet Resistance for Enhanced Reliability

Special seals shut out dust and water droplets, assuring the high reliability under adverse shooting conditions that professional photographers demand.

ZUIKO DIGITAL 11-22mm F2.8-3.5

Focal Length	11 mm - 22mm Zoom (equivalent to 22~44mm on a 35mm film camera)
Lens construction	12 Elements in 10 Groups, including 2 Aspherical Lens Elements
Angle of View	53 to 89 Degree
Closest Focusing Distance	0.28m
Maximum Image Magnification	0.13x
Number of Blades	7
Maximum Aperture	f 2.8 (11mm)Wide - f 3.5(22mm) Telephoto
Minimum Aperture	f 22
Filter Size	72mm

Dimension	Diameter 75.0 x 92.5mm
Weight	485g
Lens Hood	LH-75
Lens Cap	LC-72 (72mm)
Lens Case	LSC-0918

* EC-14 Teleconverter can be used. EX-25 Extension Tube cannot be used.

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp